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                                                                    EXHIBIT 99.2


                                   MEMORANDUM


TO:

FROM:   Antoine Paquin

DATE:

RE:     Stock Options


        In recognition of your contribution since joining Skystone, and in expectation of your future performance, we are pleased to advise you that Skystone is granting you an option to purchase an additional ___________ (______) shares of Common Stock in Skystone Systems Corporation at the price of __________ ($_______) US per share.

        Details of how and when these options may be exercised are outlined in the Employee Stock Option Program, a copy of which is attached and which can be further explained if you wish. In this case, one quarter may be exercised one year from the date of granting with a further one sixteenth each quarter following. Altogether you have 5 years from the date of granting in which to exercise part or all of the option. In order to earn the right to exercise an option you must be employed by Skystone at the time of exercising the portion which is exercisable.

               I would like to thank you for a job well done and trust you are enjoying the excitement we all feel during this time of growth.


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                                       Signed